January 14, 2011

VIA EDGAR

Amy Geddes

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549-3561

Re:	Cycle Country Accessories Corp.
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 001-31715

Ms. Geddes,

We refer to the letter from David R. Humphrey dated September 30, 2009, which sets forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-KSB for the year ended September 30, 2008 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2009 (the “Form 10-Q”) of Cycle Country Accessories Corp. (the “Company”).

Our responses to the Staff’s additional comments to the Form 10-Q are included below.

For your convenience, we have included each of the comments contained in Mr. Humphrey’s letter preceding our response.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 16

21.                                 In addition, please tell us and revise your notes to the financial statements in future filings to include all of the disclosure requirements set forth in paragraph 350-20-50-2 of the FASB Accounting Standards Codification. For example, you should provide us with a detailed description of the method or methods for determining fair value.  Additionally, the following should be also provided:

•                  Percentage by which fair value exceeded carrying value

•                  Description of key assumptions and inputs that drive fair value

•                  Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect

Response:

The following is an example of the accounting policy/goodwill disclosure that will be included in future 10K and 10Q filings:

Goodwill and intangible assets are reviewed and assessed for impairment at least annually or when indicators of potential impairment exist, using a fair-value based approach.  Intangible assets with estimable useful lives are amortized over their respective estimated useful lives.

During the third quarter of 2009, the Company determined that indicators of potential impairment existed because the Company had experienced a decrease in the Company’s market capitalization for a sustained period of time and had sustained two quarters of continues net losses.  In accordance with ASC 360 the Company evaluated its long-lived assets and other intangible assets, using an undiscounted cash flow analysis prior to evaluating goodwill.  This analysis supported the carrying value of the long-lived assets and other intangible assets, but only supported a minimal amount of goodwill.  Therefore, management determined that no impairment was necessary of the long-lived assets and other intangible assets.

In evaluating goodwill, the Company evaluated the market capitalization at June 30, 2009 valuation based on multiples of earnings and discounted cash flow analysis as evidence of the fair value of the entity.  It was determined that the fair value did not exceed the carrying amount of goodwill, and accordingly, the Company took an impairment charge of approximately $4,890,000.

The Company’s analysis uses significant estimates in the evaluation of long-lived assets, other intangibles, and goodwill, such as estimated cash flows from continuing operations, estimated future revenues, cost of goods sold and gross margin.  It is reasonably possible that our estimates and assumptions could change in the near future, which could lead to further impairment of long-lived assets and other intangibles.

22.                                 We note that, as of June 30, 2009, you significantly increased your inventory allowance. In this regard, please tell us and significantly expand your inventory accounting policy, in future filings, to provide disclosure of the material assumptions and methodologies used by management in assessing for excess or obsolete inventories. Your disclosure should also describe (i) any evidence obtained to ensure that the utility of inventory goods through their through ordinary disposal will not be less than its cost; and (ii) how often management evaluates for impairment of inventories (e.g., at each reporting date). Please revise accordingly.

Response:

Inventories are stated at the lower of cost or market, using the average cost method.  Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories.  Management regularly reviews inventory quantities on hand, future product demand and the estimated utility of our inventory.  If the review indicates a reduction in utility below carrying value, management would reduce the Company’s inventory to a new cost basis through a charge to cost of goods sold.

The following is an example of the inventory disclosure that will be included in future 10K and 10Q filings:

The major components of inventories, as of September 30, 2009 and 2008 are as follows:

	2009		2008
Raw materials	$	xxx,xxx	$	xxx,xxx
Work in progress	$	xxx,xxx	$	xxx,xxx
Finished goods	$	xxx,xxx	$	xxx,xxx
Inventory reserve	$	xxx,xxx	$	xxx,xxx

Total Inventories	$	xxx,xxx	$	xxx,xxx

During the third quarter of 2009, while undergoing lean manufacturing process improvements and upgrades to the ERP software used to manage the Company, management spent significant time evaluating the inventory processes, inventory quantities on hand, future product demand and the estimated utility of our inventory.  During this review, management made the determination that some of our inventory on-hand was obsolete or needed to be written down to the current market values.  Accordingly, the Company increased the reserve by approximately $525,000 to approximately $675,000 during third quarter, until management could complete the review.

The Company completed the process improvements and upgrades during the fourth quarter of 2009.  As a result of our reviews, process improvements and upgrades management ultimately determined that the Company had approximately $567,000 of obsolete inventory, which was applied against the inventory reserve upon disposal.  Adjustments to the inventory reserve for write downs due to lower of cost or market were immaterial.  Management evaluated the Company’s remaining inventory reserve based on our historical experience and current economic conditions and determined that an inventory reserve of approximately $150,000 at September 30, 2009 was appropriate. It is reasonably possible the inventory reserve will change in the near future.

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In response to the Staff’s request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses in this letter, please do not hesitate to contact the undersigned at 800-841-2222, Extension 245.

Very truly yours,

CYCLE COUNTRY ACCESSORIES CORP.

/s/ Robert Davis
Robert Davis Chief Financial Officer, Interim Chief Executive Officer, and Chief Operating Officer (principal executive and financial and accounting officer)